UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HubSpot, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

443573 10 0

(CUSIP Number)

12/31/14

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 pages

CUSIP No. 443573 10 0

1.	Name of reporting persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Partners III, LP 26-3770726
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 1,721,075
	6.	Shared voting power 0
	7.	Sole dispositive power 1,721,075
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,721,075
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 5.5% (1)
12.	Type of reporting person (see instructions) PN

(1)	This percentage set forth on the cover sheets are calculated based upon 31,390,213 shares of Common Stock reported to be outstanding as of October 31, 2014 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2014 as filed with the Securities and Exchange Commission (“SEC”) on November 13, 2014.

Page 2 of 12 pages

CUSIP No. 443573 10 0

1.	Name of reporting persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Management III, LLC 26-3770630
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 1,721,075 (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 1,721,075 (1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,721,075 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 5.5% (2)
12.	Type of reporting person (see instructions) CO

(1)	Shares are held by Scale Venture Partners III, LP. Scale Venture Management III, LLC is the general partner of Scale Venture Partners III, LP.
(2)	This percentage set forth on the cover sheets are calculated based upon 31,390,213 shares of Common Stock reported to be outstanding as of October 31, 2014 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2014 as filed with the SEC on November 13, 2014.

Page 3 of 12 pages

CUSIP No. 443573 10 0

1.	Name of reporting persons I.R.S. Identification No(s). of above person(s) (entities only) Kate Mitchell
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization US
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,721,075 (1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,721,075 (1)
9.	Aggregate amount beneficially owned by each reporting person 1,721,075 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 5.5% (2)
12.	Type of reporting person (see instructions) IN

(1)	Shares are held by Scale Venture Partners II, LP. Kate Mitchell, Rory O’Driscoll, Stacey Bishop and Andrew Vitus are the Managing Members of Scale Venture Management III, LLC, the general partner of Scale Venture Partners III, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of her proportionate pecuniary interests therein.
(2)	This percentage set forth on the cover sheets are calculated based upon 31,390,213 shares of Common Stock reported to be outstanding as of October 31, 2014 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2014 as filed with the SEC on November 13, 2014.

Page 4 of 12 pages

CUSIP No. 443573 10 0

1.	Name of reporting persons I.R.S. Identification No(s). of above person(s) (entities only) Rory O’Driscoll
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization US
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,721,075 (1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,721,075 (1)
9.	Aggregate amount beneficially owned by each reporting person 1,721,075 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 5.5% (2)
12.	Type of reporting person (see instructions) IN

(1)	Shares are held by Scale Venture Partners II, LP. Kate Mitchell, Rory O’Driscoll, Stacey Bishop and Andrew Vitus are the Managing Members of Scale Venture Management III, LLC, the general partner of Scale Venture Partners III, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of her proportionate pecuniary interests therein.
(2)	This percentage set forth on the cover sheets are calculated based upon 31,390,213 shares of Common Stock reported to be outstanding as of October 31, 2014 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2014 as filed with the SEC on November 13, 2014.

Page 5 of 12 pages

CUSIP No. 443573 10 0

1.	Name of reporting persons I.R.S. Identification No(s). of above person(s) (entities only) Stacey Bishop
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization US
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,721,075 (1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,721,075 (1)
9.	Aggregate amount beneficially owned by each reporting person 1,721,075 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 5.5% (2)
12.	Type of reporting person (see instructions) IN

(1)	Shares are held by Scale Venture Partners II, LP. Kate Mitchell, Rory O’Driscoll, Stacey Bishop and Andrew Vitus are the Managing Members of Scale Venture Management III, LLC, the general partner of Scale Venture Partners III, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of her proportionate pecuniary interests therein.
(2)	This percentage set forth on the cover sheets are calculated based upon 31,390,213 shares of Common Stock reported to be outstanding as of October 31, 2014 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2014 as filed with the SEC on November 13, 2014.

Page 6 of 12 pages

CUSIP No. 443573 10 0

1.	Name of reporting persons I.R.S. Identification No(s). of above person(s) (entities only) Andrew Vitus
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization US
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,721,075 (1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,721,075 (1)
9.	Aggregate amount beneficially owned by each reporting person 1,721,075 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 5.5% (2)
12.	Type of reporting person (see instructions) IN

(1)	Shares are held by Scale Venture Partners II, LP. Kate Mitchell, Rory O’Driscoll, Stacey Bishop and Andrew Vitus are the Managing Members of Scale Venture Management III, LLC, the general partner of Scale Venture Partners III, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of her proportionate pecuniary interests therein.
(2)	This percentage set forth on the cover sheets are calculated based upon 31,390,213 shares of Common Stock reported to be outstanding as of October 31, 2014 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2014 as filed with the SEC on November 13, 2014.

Page 7 of 12 pages

Item 1.
	(a)	Name of Issuer

HubSpot, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

25 First Street, 2nd Floor

Cambridge, MA 02141

Item 2.

	(a)	Name of Person Filing

Scale Venture Partners III, LP; Scale Venture Management III, LLC; Kate Mitchell; Rory O’ Driscoll; Stacey Bishop; and Andrew Vitus

	(b)	Address of Principal Business Office or, if none, Residence

Scale Venture Partners III, LP: 950 Tower Lane, Suite 700, Foster City, CA 94404

Scale Venture Management III, LLC: 950 Tower Lane, Suite 700, Foster City, CA 94404

		Kate Mitchell:	950 Tower Lane, Suite 700, Foster City, CA 94404

		Rory O’Driscoll:	950 Tower Lane, Suite 700, Foster City, CA 94404

		Stacey Bishop:	950 Tower Lane, Suite 700, Foster City, CA 94404

		Andrew Vitus:	950 Tower Lane, Suite 700, Foster City, CA 94404

	(c)	Citizenship

Scale Venture Partners III, LP is organized in Delaware and Scale Venture Management III, LLC is organized in Delaware. Each of Kate Mitchell, Rory O’Driscoll, Stacey Bishop and Andrew Vitus are US citizens.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

443573 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:

Scale Venture Partners III, LP	1,721,075	(1)
Scale Venture Management III, LLC	1,721,075	(1)
Kate Mitchell	1,721,075	(1)
Rory O’Driscoll	1,721,075	(1)
Stacey Bishop	1,721,075	(1)
Andrew Vitus	1,721,075	(1)

Page 8 of 12 pages

(b)	Percent of Class:

Scale Venture Partners III, LP	5.5	% (2)
Scale Venture Management III, LLC	5.5	% (2)
Kate Mitchell	5.5	% (2)
Rory O’Driscoll	5.5	% (2)
Stacey Bishop	5.5	% (2)
Andrew Vitus	5.5	% (2)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Scale Venture Partners III, LP	1,721,075	(1)
Scale Venture Management III, LLC	1,721,075	(1)

(ii)	Shared power to vote or to direct the vote:

Kate Mitchell	1,721,075	(1)
Rory O’Driscoll	1,721,075	(1)
Stacey Bishop	1,721,075	(1)
Andrew Vitus	1,721,075	(1)

(iii)	Sole power to dispose or to direct the disposition of:

Scale Venture Partners III, LP	1,721,075	(1)
Scale Venture Management III, LLC	1,721,075	(1)

(iv)	Shared power to dispose or to direct the disposition of:

Kate Mitchell	1,721,075	(1)
Rory O’Driscoll	1,721,075	(1)
Stacey Bishop	1,721,075	(1)
Andrew Vitus	1,721,075	(1)

(1)	Shares are held by Scale Venture Partners III, LP. Scale Venture Management III, LLC is the General Partner of Scale Venture Partners III, LP. Kate Mitchell, Rory O’Driscoll, Stacey Bishop and Andrew Vitus are the Managing Members of Scale Venture Management III, LLC, the general partner of Scale Venture Partners III, LP.
(2)	This percentage set forth on the cover sheets are calculated based upon 31,390,213 shares of Common Stock reported to be outstanding as of October 31, 2014 as set forth in the Issuer’s Form 10-Q for period ended September 30, 2014 as filed with the SEC on November 13, 2014.

Item 5.	Ownership of 5 Percent or Less of a Class

Item 6.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 7.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 8.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 9.	Identification and Classification of Members of the Group

Not applicable

Page 9 of 12 pages

Item 10.	Notice of Dissolution of a Group

Not applicable

Item 11.	Certification

Not applicable

Page 10 of 12 pages

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

SCALE VENTURE PARTNERS III, LP		SCALE VENTURE MANAGEMENT III, LLC

By:	Scale Venture Management III, LLC,
its General Partner

By:	/s/ Kate Mitchell	By:	/s/ Kate Mitchell
	Name: Kate Mitchell		Name: Kate Mitchell
	Title: Managing Member		Title: Managing Member

By:	/s/ Rory O’Driscoll	By:	/s/ Kate Mitchell
	Name: Rory O’Driscoll		Name: Kate Mitchell

By:	/s/ Stacey Bishop	By:	/s/ Andrew Vitus
	Name: Stacey Bishop		Name: Andrew Vitus

EXHIBITS

A:	Joint Filing Agreement

Page 11 of 12 pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of HubSpot, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 11th day of February 2015.

SCALE VENTURE PARTNERS III, LP		SCALE VENTURE MANAGEMENT III, LLC

By:	Scale Venture Management III, LLC,
its General Partner

By:	/s/ Kate Mitchell	By:	/s/ Kate Mitchell
	Name: Kate Mitchell		Name: Kate Mitchell
	Title: Managing Member		Title: Managing Member

By:	/s/ Rory O’Driscoll	By:	/s/ Kate Mitchell
	Name: Rory O’Driscoll		Name: Kate Mitchell

By:	/s/ Stacey Bishop	By:	/s/ Andrew Vitus
	Name: Stacey Bishop		Name: Andrew Vitus

Page 12 of 12 pages